FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica submits an extract of the press release spread today by ENDEMOL, N.V., company of the TELEFONICA GROUP, regarding its Initial Public Offering and its listing on Euronext Amsterdam	4

Not for release, publication or distribution in Australia, Canada or Japan

The securities referred to herein will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Press release

ENDEMOL

Hilversum, November 10, 2005

Endemol N.V. seeks Initial Public Offering ("IPO") and listing on Euronext Amsterdam

  The IPO comprises a global offering of a minority part of the existing ordinary shares to be sold by Endemol Investment B.V. (no issue of new shares) to institutional investors

  Trading is expected to commence on or about 22 November 2005

Endemol N.V. ("Endemol" or the "Company"), a global leader in television and other audiovisual entertainment, announced today that application has been made for all 125,000,000 existing ordinary shares of Endemol N.V. to be listed on Euronext Amsterdam.

Trading of the shares on Eurolist by Euronext Amsterdam N.V. ("Eurolist by Euronext") is expected to commence on or about 22 November 2005.

The proceeds of the sale of the shares will fully accrue to the selling shareholder, Endemol Investment B.V., 99.7% indirectly owned by Telefónica S.A. After the listing and share offering, Telefónica will maintain indirect control over Endemol.

Endemol N.V. will not receive any of the proceeds from the sale of the shares.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE OR FORM ANY PART OF ANY OFFER OR INVITATION TO SUBSCRIBE FOR, UNDERWRITE OR OTHERWISE ACQUIRE, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE OR SUBSCRIBE FOR, SECURITIES INCLUDING IN THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, OR JAPAN.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO AUSTRALIA, CANADA, OR JAPAN. NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN OR DISTRIBUTED OR PUBLISHED, DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, OR JAPAN.

THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES OR ANY OTHER JURISDICTION. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR AN EXEMPTION FROM REGISTRATION. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE SO REGISTERED. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES, AUSTRALIA, CANADA, OR JAPAN.

THIS PRESS RELEASE IS ONLY DIRECTED, AND ANY OFFERING WILL ONLY BE DIRECTED, TO INSTITUTIONAL INVESTORS.

THIS PRESS RELEASE MAY CONTAIN CERTAIN "FORWARD-LOOKING STATEMENTS" WHICH INCLUDES ALL STATEMENTS THAT DO NOT RELATE SOLELY TO HISTORICAL OR CURRENT FACTS. ALL "FORWARD-LOOKING STATEMENTS" RELY ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE EVENTS AND ARE SUBJECT TO A NUMBER OF UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE OUR CONTROL THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATON, FUTURE EVENTS OR OTHERWISE. THIS PRESS RELEASE MAY NOT BE DISTRIBUTED, PUBLISHED OR REPRODUCED IN WHOLE OR IN PART INTO CANADA, JAPAN OR AUSTRALIA.

THIS DOCUMENT IS AN ADVERTISEMENT AND IS NOT A PROSPECTUS FOR THE PURPOSES OF APPLICABLE MEASURES IMPLEMENTING DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 10th, 2005	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors